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                                                                    EXHIBIT 12.1

                                Lexar Media, Inc.

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        (Amounts in thousands of dollars)


                                                                                                                      March 31,
                                                  1997         1998        1999         2000            2001            2002
                                               --------     --------     --------     --------        --------        --------
Pre-tax income (loss) from
continuing operations                          $ (5,157)    $ (9,090)    $(15,281)    $(54,266)       $(44,566)       $    328
                                               --------     --------     --------     --------        --------        --------

Fixed charges:

  Interest expense and amortization
  of debt issuance cost                             287          591          527        7,242           5,929             240
  Rentals (33%)                                      86          113          128          222             252              68
  Preferred stock dividend requirements
  of consolidated subsidiaries                       --           --           --           --              --              --
                                               --------     --------     --------     --------        --------        --------
Total fixed charges                            $    373     $    704     $    655     $  7,464        $  6,181        $    308
                                               --------     --------     --------     --------        --------        --------

Pre-tax income (loss) from
continuing operations
plus fixed charges less PS requirement.        $ (4,784)    $ (8,386)    $(14,626)    $(46,802)       $(38,385)       $    636
                                               --------     --------     --------     --------        --------        --------

Ratio of earnings to fixed charges                   --           --           --           --              --             2.1

Deficit where ratio coverage less than 1:1.

The registrant must generate additional
earnings as follows to achieve a coverage
ratio of 1:1                                   $  5,157     $  9,090     $ 15,281     $ 54,266(1)     $ 44,566(2)           --

(1) Included in earnings for 2000 was
nonrecurring expenses of $6.0 million
before income taxes relating to litigation
settlement with Sandisk                                                                  6,000

(2) Included in earnings for 2001 was
nonrecurring expenses of $4.9 million
before income taxes relating to
restructuring activities and the impairment
of goodwill associated with Printroom.com.                                                               4,940

Deficit, excluding non-recurring charges          5,157        9,090       15,281       48,266          39,626
                                               ========     ========     ========     ==========      ==========
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